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Securities and Exchange Commission
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JAN 29 2009
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Your reference: File No. 82-5089
Our reference: UM / BC
Date: January 28, 2009

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 52
Direct Fax +41 (0)44 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following Note and News Release:

- "Zurich launches Global Risk Assessment Module in Davos" dated January 27, 2009
- "Zurich announces strategic Microinsurance collaboration with Women's World Banking" dated January 28, 2009

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

PROCESSED
FEB 03 2009
THOMSON REUTERS

Ulrich Marti
Corporate Legal Adviser

Enclosures

46674-03

Subject: Zurich Financial Services Group – Group Note – Launch of Zurich's Global Risk Assessment Module (GLORAM)

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Zurich launches Global Risk Assessment Module in Davos

Zurich, January 27, 2009 – Zurich Financial Services Group (Zurich) announced today that it will launch its new Global Risk Assessment Module (GLORAM) in conjunction with the World Economic Forum 2009 in Davos this week. The interactive tool provides a conceptual and analytical framework to assess 24 global risks and simulate the impact of a changing risk landscape across 160 individual countries. The Global Risk Assessment Module is part of ongoing efforts to develop deep risk insights that are relevant for Zurich's customers and public stakeholders.

Insights gained on the basis of Zurich's Global Risk Assessment Module have already provided a valuable contribution for the annual Global Risks Report*, which was recently published by the World Economic Forum.

Zurich's Global Risk Assessment Module will be exhibited throughout various locations during the World Economic Forum 2009 in Davos. For further information and onsite live presentations please contact Zurich Media Relations (phone: +41 44 625 21 00, E-Mail: media@zurich.com).

Zurich's Global Risk Assessment Module
Detailed information about the Zurich Global Risk Assessment Module as well as static output, showing the clustering and relative positioning of countries with the respect to certain risks, can be downloaded from www.zurich.com/media.

** The latest Global Risks Report, produced by the World Economic Forum in partnership with the Global Risk Network and with participation of Zurich, was published on January 13, 2009. The report can be downloaded from www.weforum.org/globalrisks.*

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

News Release

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Zurich announces strategic Microinsurance collaboration with Women's World Banking

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, January 28, 2009 – Zurich Financial Services Group (Zurich) today announced an agreement with New York based Women's World Banking (WWB) to establish a strategic collaboration in the area of microinsurance.

Only a small percentage of the low-income population in the hundred poorest countries has access to insurance services of any form, and even fewer have access during a health event. That is why Zurich and WWB will pilot and then roll out "Caregiver" products, insurance-based solutions providing predefined benefits to clients of WWB affiliate institutions during hospitalization events.

WWB is a global network of 54 microfinance providers and banks, working in 30 countries and serving 11 million micro-entrepreneurs directly, and another 10 million indirectly through bank partners and others. Zurich and WWB aim to establish a consistent global program which helps the primary caregiver in a low-income family.

Mary Ellen Iskenderian, President and CEO of WWB, says: "Insurance is a relatively new area in addressing poverty and this program with Zurich holds a lot of promise, especially for women. Women, more often than not, are the family's primary caregiver. During a health event, there's more than just medical expenses – lost wages, childcare, even transportation to and from the hospital – all add pressure on that household during a tough time. The Caregiver program is designed to address just that issue."

Brandon Mathews, Zurich's Head of Microinsurance, says: "WWB's 30 year history of microfinance innovation and its deep customer knowledge perfectly combine with Zurich's risk management expertise. Planning for adverse events – saving rather than investing in their businesses – may put

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women at a further disadvantage. Insurance is what is used to plan for such events. If we can unlock more entrepreneurial investment by low-income women while protecting them and their families against some of life's risks, we'll see a multiplier effect that'll make a difference."

The collaboration with WWB marks another major milestone on Zurich's route to address the significant unmet need for insurance among disadvantaged populations, especially in emerging markets. Zurich commits to this collaboration within its Group-wide Microinsurance Practice that combines the core skills and sophistication of insurance and risk management with new learning, research and innovation in order to serve low-income populations appropriately and expediently. WWB and Zurich are supported in scoping and designing this collaboration by the MicroInsurance Centre LLC, a consultancy and research group focused on developing inclusive and sustainable insurance programs.

Note to editors:

About Women's World Banking (WWB)

The Women's World Banking was founded after the first United Nations World Conference on Women, held in Mexico City in 1975. WWB's mission is to expand the economic assets, participation, and power of poor women as entrepreneurs and economic agents by opening their access to finance, knowledge and markets. The WWB global network is supported by an international team of experts that delivers expertise in product design and distribution, access to capital markets, and customer care and insight.

For more information on Women's World Banking please see:
http://www.womensworldbanking.org

About Zurich's Microinsurance Practice

Zurich's Group-wide Microinsurance Practice aims to provide insurance that low-income people can use and will purchase. By designing products, services, strategic

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collaborations, and distribution business models that recognize and include the needs of low income people, Zurich intends to deliver profitable growth and, for its customers, effective risk management.

For more information on Zurich's Microinsurance Practice please see:
http://www.zurich.com/microinsurance

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

For **broadcast-standard and streaming-quality video** and/or **high resolution pictures** supporting this news release, please visit http://www.zurich.com/multimedia. If you are a first-time user, please take a moment to register. In case you have any questions, please email journalisthelp@thenewsmarket.com.

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